FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2011

Commission File Number:  0-30852

GRUPO FINANCIERO GALICIA S.A.
(the “Registrant”)

Galicia Financial Group S.A.
(translation of Registrant’s name into English)

Tte. Gral. Juan D. Perón 456
(C1038AAJ)  Buenos Aires, Argentina
(address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this form, the Registrant is also thereby furnishing the information to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________

FORM 6-K

Commission File No. 0-30852

Month Filed	Event and Summary	Exhibit No.

March, 2012	Notice of Material Event, dated March 5, 2012, regarding the resolution of Tarjetas Regionales S.A., a subsidiary of Banco de Galicia y Buenos Aires S.A., the principal subsidiary of the Registrant, to authorize the necessary steps for a potential public offering of its shares subject to favorable market conditions.	99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO GALICIA S.A. (Registrant)

Date: March 6, 2012	By:	/s/ Pedro Alberto Richards
		Name:	Pedro Alberto Richards
		Title:	General Manager